Exhibit (1)
[on the letterhead of Satyam Computer Services Limited]
KIRAN KARNIK
CHAIRMAN
June 10, 2009
To the holders of Equity Shares and
American Depositary Shares (“ADSs”),
each representing two Equity Shares of Satyam Computer Services Limited (“Satyam”):
     On June 8, 2009, Venturbay Consultants Private Limited (“Venturbay”) and Tech Mahindra Limited (“Tech Mahindra”) mailed to shareholders and ADS holders of Satyam a Letter of Offer, dated as of June 4, 2009 (the “Letter of Offer”), which is included as an exhibit to Venturbay’s tender offer statement on Schedule TO, dated June 8, 2009 (the “Schedule TO”), pursuant to which Venturbay will make a cash tender offer, referred to as an open public offer under Indian law (the “Open Public Offer”), for the equity shares of Satyam, par value Rs. 2 per share (the “Equity Shares”), including Equity Shares represented by ADSs. Venturbay is making the Open Public Offer for up to 199,079,413 Equity Shares (including Equity Shares represented by ADSs), representing 20% of the Equity Shares (including Equity Shares represented by ADSs) outstanding as of May 5, 2009 on a fully diluted basis, at a purchase price of Rs. 58 (US$1.16) per Equity Share. Unless otherwise noted, conversions of Indian Rupees to U.S. Dollars included in this letter assume an exchange rate of Rs. 50 to US$1.00 (for reference purposes only, the reference rate quoted by The Reserve Bank of India for the exchange of Indian Rupees into U.S. Dollars on April 22, 2009 was Rs. 50.2 to US$1.00 and on June 5, 2009 was Rs. 47.08 to US$1.00).
     The board of directors of Satyam (the “Board”), through a resolution passed on June 3, 2009, resolved that it is expressing no opinion and is remaining neutral with respect to the Open Public Offer.
     The decision by the Board not to make a recommendation with respect to the Open Public Offer was made unanimously by the four directors on the Board who selected Venturbay as the highest bidder and approved the entry by the Company into the Share Subscription Agreement, dated as of April 13, 2009 (the “Share Subscription Agreement”) among Satyam, Tech Mahindra and Venturbay. These four directors were Mr. C. Achuthan, Mr. Tarun Das, Mr. Kiran Karnik and Mr. T.N. Manoharan. Two other directors, Mr. Deepak S. Parekh and Mr. S. Balakrishna Mainak, were on the Board at the time the decision was made to select Venturbay as the highest bidder but abstained from that decision to select Venturbay as the highest bidder due to possible conflicts of interests. Due to the same possible conflicts of interest, these two directors also abstained from discussions and decisions regarding the making of a recommendation with respect to the Open Public Offer. In addition, the four directors nominated by Venturbay and appointed to the Board on May 22, 2009 (effective May 27, 2009) were not on the Board at the time the decision was made to select Venturbay as the highest bidder and abstained from the discussions and decisions regarding the making of a recommendation with respect to the Open Public Offer.
     The Board’s decision to express no opinion and remain neutral with respect to the Open Public Offer is based upon the following:
•	During the Competitive Bidding Process, the Board was comprised of six directors (the “Government Directors”) who were appointed on January 11, 2009 and January 15, 2009 by the Ministry of Corporate Affairs of the Government of India following the revelation of alleged financial irregularities in Ramalinga Raju’s resignation letter dated January 7, 2009 (the “Resignation Letter”). The purpose of the appointment of the six Government Directors was to protect the interests of stakeholders of Satyam, infuse confidence in the minds of those connected with Satyam and oversee the management of Satyam. Four of the Government Directors participated in the discussions and decision of the Board to select Venturbay as the highest bidder and make no recommendation with respect to the Open Public Offer. The other two Government Directors abstained from the discussions and decision to select Venturbay and did not engage in the decision not to make any recommendation due to possible conflicts of interest.

•	The global competitive bidding process (“Competitive Bidding Process”) was mandated by the Government of India, in accordance with the Indian Company Law Board (“CLB”) order dated February 19, 2009 authorizing Satyam to (i) select a new investor to become a controlling shareholder Satyam and (ii) increase the authorized share capital of Satyam and issue new shares to the investor without seeking the consent of the Satyam’s shareholders which would have been otherwise required. The Former Chief Justice of India, Mr. Justice S.P. Bharucha, oversaw and guided the Board throughout the selection process, and the results of the Competitive Bidding Process were approved by the CLB.

•	The Competitive Bidding Process was conducted in a manner pursuant to which: (i) indications of interest were publicly solicited from Indian and international bidders, including private equity firms, and those bidders were asked to register as bidders; (ii) a request for proposal was sent to all registered bidders asking those bidders to submit an expression of interest (“EOI”) along with proof of sufficient funds; (iii) all bidders which had submitted satisfactory EOIs, provided satisfactory proof of sufficient funds and executed certain pre-transaction documents were given access to data and information regarding Satyam to enable them to submit technical and financial bids; (iv) upon submission, the technical bids were evaluated to determine the bidders which qualified based on factors such as corporate governance and management track record, corporate behavior record, organizational ability and experience in owning, operating and managing information technology companies, global companies of the scale and scope of Satyam and distressed companies, track record in managing distressed companies, revenues and profitability and strategic plan for Satyam; and (v) financial bids were received from each of the bidders that qualified based on technical criteria and ranked according to price, and the bidder with the highest financial bid was selected as the highest bidder to acquire Satyam. This multi-step process was designed to evaluate the seriousness of each of the potential bidders, provide access to data and information about

Satyam only to such potential bidders as were determined to be serious and provide a competitive bidding environment to attempt to achieve the highest value for Satyam’s shareholders. As a result of the process, the field of interested bidders was progressively narrowed from 141 bidders which registered through the electronic registration process, to seven second round bidders which submitted an EOI along with proof of sufficient funds, to three final bidders which executed certain pre-transaction documents, provided a performance guarantee, were given access to certain data and information regarding Satyam and submitted technical and financial bids. From those three final bidders, Venturbay was selected as it offered the highest price per share (Rs. 58 (US$1.16)). The other bidders which made it to the final round of the process were L&T EmSyS Private Limited, a wholly owned subsidiary of Larsen & Toubro Limited (offered Rs. 45.90 (US$0.91) per share), and a consortium of WL Ross funds comprising the India Asset Recovery Fund Limited and Solaris Mauritius (offered Rs. 20 (US$0.50) per share). The Board believes this process was fair and transparent, and Mr. Justice S.P. Bharucha certified that the process was fair, transparent and open.
•	The Share Subscription Agreement provides that Venturbay shall use its reasonable best efforts not to cause Satyam to engage in a “going-private transaction” under Rule 13e-3 under the United States Securities Exchange Act of 1934, as amended, for at least one year after the Open Public Offer.

•	The Share Subscription Agreement provides that Venturbay shall use its reasonable best efforts to maintain the listing of Satyam’s ADSs on the New York Stock Exchange for at least one year following the Open Public Offer.

•	The Board believes that making a recommendation supporting the Open Public Offer would be tantamount to recommending that Satyam’s shareholders sell their holdings in Satyam. The Board is concerned that this might be construed as a negative statement regarding the fundamentals of and outlook for Satyam, which could be misleading in light of the limited financial information that is available due to restated, audited financial statements of Satyam since the quarter ended June 30, 2000 being unavailable at this time.

•	The Open Public Offer is being made pursuant to the provisions of Regulations 10 and 12 read with Regulation 29A of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and subsequent amendments thereto (the “Takeover Regulations”), which, when triggered, require a purchaser that has made or has agreed to make a substantial acquisition of the shares of a listed company (defined under Indian law to include the acquisition of 15% or more of the outstanding shares or voting rights in such company) to make a mandatory tender offer for a minimum of 20% of the outstanding shares of such company (calculated in accordance with the provisions of the Takeover Regulations). Venturbay has acquired 31% of the Equity Shares (including Equity Shares represented by ADSs) outstanding as of May 5, 2009 through the issuance and sale of 302,764,327 shares of Satyam to Venturbay pursuant to the Share Subscription Agreement. As a result, Venturbay is required under Indian law to make the Open Public Offer.

     In view of the above, the Board believes its most prudent course of action regarding the Open Public Offer is to express no opinion and remain neutral, thus permitting Satyam’s shareholders to make their own decisions regarding whether or not to participate in the Open Public Offer.
     Shareholders of Satyam are urged to carefully review all of the information contained in or incorporated by reference in the following documents filed by Venturbay: (1) the Letter of Offer; and (2) the Schedule TO dated June 8, 2009, as well as any other materials related to the Letter of Offer that Venturbay may file, and Satyam’s publicly available information.
     A copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) setting forth the Board’s decision to take no position with respect to the Open Public Offer as well as certain other information about Satyam, its officers and directors and the Open Public Offer, which Satyam filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 10, 2009, is enclosed herewith. The Schedule 14D-9 is also available at the SEC’s web site at www.sec.gov and at Satyam’s website at www.satyam.com. You should review this information carefully before making any decision with respect to the Open Public Offer.

Very truly yours,
/s/ Kiran Karnik
Name:	Kiran Karnik
Title:	Chairman

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